SECURIT 12014236 N
Washington, D.C. ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fennebresque & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. Tryon St, Suite 2710
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Kevin Griffin 704-295-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd, Suite 500	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Kevin Griffin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pennebresque & Co., LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

My commission expires January 22, 2017.

FENNEBRESQUE & CO., LLC
(a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
Fennebresque & Co., LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Fennebresque & Co., LLC, (the "Company"), as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fennebresque & Co., LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 9 and 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 20, 2012

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704 367 7020 | F 704 367 7760 | dhgllp.com

Praxity MEMBER

FENNEBRESQUE AND CO., LLC
(a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$	737,711
Accounts receivable		5,075
Prepaid expenses		6,131
Furniture, equipment, and leashold improvements, at cost, less accumulated depreciation and amortization of $14,956		14,883
Total assets	**$**	**763,800**

LIABILITIES AND MEMBER'S EQUITY

ACCRUED EXPENSES	$	598,832
MEMBER'S EQUITY		164,968
Total liabilities and member's equity	**$**	**763,800**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
(a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC)
STATEMENT OF INCOME
For the year ended December 31, 2011

REVENUES	
Retainer fee income	$ 1,684,609
Interest income	58
Other	99,520
Total revenues	1,784,187
EXPENSES	
Employee compensation and benefits	1,380,823
Occupancy and equipment	22,912
Rent	50,399
Advertising, marketing, and promotion	50,735
Communications and data processing	62,289
Professional fees	14,744
License and registration fees	4,634
Other general and administrative	193,947
Total expenses	1,780,484
Net income	**$ 3,703**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
(a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2011

	Contributed capital	Retained deficit	Total members' equity
JANUARY 1, 2011	**$ 1,476,000**	**$ (1,314,735)**	**$ 161,265**
Net income	-	3,703	3,703
DECEMBER 31, 2011	**$ 1,476,000**	**$ (1,311,032)**	**$ 164,968**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
(a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC)
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

OPERATING ACTIVITIES		
Net income	$	3,703
Adjustments to reconcile net income to net cash provided in operating activities:		
Depreciation and amortization		2,496
Net change in operating assets and liabilities:		
Accounts receivable		36,880
Prepaid expenses		3,431
Accrued expenses		598,832
Net cash provided in operating activities		645,342
Net increase in cash		645,342
CASH, BEGINNING OF YEAR		92,369
CASH, END OF YEAR	**$**	**737,711**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE AND CO., LLC
(a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business Activity and Regulation

Fennebresque and Co., LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC, ("Holding Company") whose only assets are its ownership interests in the Company.

The Company is registered with FINRA as a limited broker dealer participating in mergers and acquisitions, private placements of securities and other investment banking services. The Company operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission ("SEC") Rule 15c3-3 and will not hold clients' funds or securities, nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only conduct institutional business and will not have a retail client base.

Cash

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with financial institutions that are federally insured.

Recognition of Revenue

Retainer fees are recognized in earnings when received as the fee is nonrefundable and earned within thirty days of receipt of payment when the majority of the services related to the retainer fee have been performed by the Company.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company. The allowance for doubtful accounts is based on the Company's prior experience of collections and existing economic conditions. At December 31, 2011, management has deemed that no allowance is considered necessary.

Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the assets' estimated useful lives from 5 to 10 years. Leasehold improvements are carried at cost and are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member in accordance with the operating agreement and is reflected in the member's income taxes; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2011. Fiscal years ending on or after December 31, 2008 remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company was initially capitalized with cash from the Holding Company. There is no requirement for the Company to repay the cash infusion. In February 2009, two new members invested a total of $451,000 into the Holding Company in exchange for convertible subordinated notes and ownership interests. The Holding Company infused that cash into the Company. Capital contributions of $100,000 were provided by the Holding Company during 2010.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

As of December 31, 2011, the Company had net capital of $138,879, which was $133,879 in excess of its required net capital of $5,000.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an obligation under an operating sublease for its primary office space. The term of the sublease is 12 months, renewable annually. During 2011, the Company paid $50,399 related to this obligation.

The ultimate repayment of subordinated debt at Holding Company is contingent upon distributions from the Company but the Company is under no obligation to repay this debt.

NOTE 5 – SALES CONCENTRATIONS

During 2011, the Company earned approximately 52% of its revenue from one client.

NOTE 6 - SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statements through February 20, 2012, which is the date the financial statements were available to be issued. The Holding Company contributed $200,000 of capital on January 3, 2012.

SUPPLEMENTARY INFORMATION

FENNEBRESQUE AND CO., LLC
(a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC)
DECEMBER 31, 2011

SCHEDULE 1

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

TOTAL MEMBER'S EQUITY	$ 164,968
ADD	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	164,968
DEDUCT	
Nonallowable assets:	
Accounts receivable	5,075
Prepaid expenses	6,131
Book value of office furniture	14,883
NET CAPITAL	**$ 138,879**
Computation of basic net capital requirement:	
Minimum net capital required (greater of $5,000 or 6 1/2% of aggregate indebtedness)	**$ 5,000**
Excess net capital	**$ 133,879**
Aggregate indebtedness:	
Accrued expenses	**$ 598,832**
Ratio, aggregate indebtedness to net capital	**4.31 to 1**

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2011)

Net capital as reported in Company's part II (unaudited) FOCUS report	$ 731,711
Audit adjustment to record accrued compensation	(591,332)
Audit adjustment to write-off bad debts	(37,502)
Other audit adjustments (net)	36,002
Net Capital, December 31, 2011 (Audited)	$ 138,879

FENNEBRESQUE AND CO., LLC
(a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC)
AS OF DECEMBER 31, 2011

SCHEDULE 2

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2011

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

SCHEDULE 3

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 201

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

SCHEDULE 4

SCHEDULES OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
PURSUANT TO THE COMMODITY EXCHANGE ACT UNDER RULE 15c3-3
AS OF DECEMBER 31, 2011

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i).

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Supplemental Report On Internal Control

To the Member of
Fennebresque & Co., LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Fennebresque & Co., LLC (the "Company"), a wholly-owned subsidiary of Fennebresque and Co. Holdings, LLC as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704 367 7020 | F 704 367 7760 | dhgllp.com

Praxity MEMBER

Supplemental Report On Internal Control - Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 20, 2012